Exhibit 99.1

                               NEWS RELEASE
▶ NYSE-MKT, TSX: NG

NOVAGOLD Achieves Multiple Significant Milestones in 2012
Permitting of Donlin Gold Project in Alaska is Underway

▶	Donlin Gold, with approximately 39 million ounces in Measured and Indicated Resources, is advancing towards becoming one of the largest gold mines in the world

▶	The Company strengthened its management team and financial position

▶	NOVAGOLD has sufficient cash resources for the Donlin Gold permitting process

February 12, 2013 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) today released its fourth quarter and year-end financial results and project update for its flagship 50%-owned Donlin Gold project (“Donlin Gold”) in Alaska and its 50%-owned Galore Creek project (“Galore Creek”) in British Columbia. Details of the Company’s financial results for the year ended November 30, 2012 are presented in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis.

In 2012, NOVAGOLD reached multiple milestones:

▶	Donlin Gold’s updated Feasibility Study was approved by partners NOVAGOLD and Barrick, and permitting commenced under the National Environmental Policy Act (NEPA)

▶
The Company successfully spun out to its shareholders its interest in the Upper Kobuk Mineral Project (UKMP) in the highly prospective Ambler district in Alaska; shares of the newly formed NovaCopper Inc. are trading on the TSX and NYSE-MKT under the symbol NCQ

▶	NOVAGOLD assembled a strong core team which includes individuals with an exceptional track record of developing, financing, building and operating major gold mines on time and on budget

▶	Donlin Gold Notice of Intent to prepare an Environmental Impact Statement (EIS) was published in the U.S. Federal Register

▶	The Company completed the sale of Alaska Gold Corporation (AGC), including the Rock Creek project to Bering Straits Native Corporation (BSNC)

▶	NOVAGOLD strengthened its balance sheet as it:
▶	Completed one of the year’s largest offerings which allowed the company to build a cash position of $253 million at November 30, 2012
▶	Received cash proceeds of $54 million from the exercise of warrants subsequent to year-end
▶	Secured sufficient cash resources to take Donlin Gold through permitting and satisfy all current financial obligations

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President’s Message

2012 was a transformative year for NOVAGOLD. One year ago, we launched a process of maximizing the value of our high-quality gold, gold-copper and copper assets. The objective was to provide our shareholders with the best leverage to gold by becoming a pure gold company focused on the advancement of Donlin Gold, the largest and one of the highest-grade open-pit development projects in the gold sector, located in Alaska, one of the safest mining jurisdictions in the world. NOVAGOLD published three key studies in 2011, the Donlin Gold Feasibility Study (FS), the Galore Creek Preliminary Feasibility Study (PFS), which confirmed that it would be Canada's largest copper mine, as well as its lowest cash cost large-scale producer, and the UKMP’s Preliminary Economic Assessment (PEA) which demonstrated that this project contains one of the highest-grade copper deposits in the world and has the potential to become one of the sector's most exciting copper districts. The studies clearly confirmed the significant value, growth potential and distinctive nature of these assets. Despite these attributes, we determined that these assets were not receiving sufficient value recognition. To address this issue, the Board decided to reorganize the Company to unlock the value of these assets for our shareholders. This objective was achieved by transferring the UKMP into its subsidiary NovaCopper Inc. and distributing its shares to NOVAGOLD shareholders resulting in a separate publicly traded company. Furthermore, our plan was put in motion to monetize NOVAGOLD’s interest in Galore Creek on terms reflective of the quality of this valuable asset, and use the proceeds from such a disposition to advance our Donlin Gold flagship project.

In 2012, beyond achieving the reorganization of the Company, NOVAGOLD and Donlin Gold co-owner Barrick Gold approved the Donlin Gold updated FS and, shortly thereafter, submitted a draft Plan of Operations and Section 404 permit application to Federal and State regulators which launched the permitting process. Permitting in Alaska is a clearly defined environmental review process, which is coordinated under the requirements of the National Environmental Policy Act (NEPA).  The process involves the preparation of an EIS. In the fourth quarter, the public scoping process commenced with the publication of the Notice of Intent to prepare an EIS in the U.S. Federal Register. Preparation of the EIS is generally the most time-consuming portion of this process. Based on past experience on similar projects, NOVAGOLD expects that it will take approximately 3-4 years to permit Donlin Gold. We welcome the scrutiny that the permitting process brings, given the importance of a project of this size to the State and the region. We have sufficient funds to finance the entire permitting effort. As the process nears completion, the owners will consider a construction decision. As an operator who has permitted and built a number of mines in the United States and abroad, I’m very pleased with the progress to date. I’m also proud of the excellent relationships NOVAGOLD has developed with local communities, native corporations, and Alaska’s government agencies where we have been operating for over 16 years.  Once our permits to construct and operate the mine are in place, we expect to move forward to a construction decision without delay.

We believe it speaks volumes to the quality of Donlin Gold that NOVAGOLD has been able to attract senior industry leaders to steward this exceptional asset. Drawn from top tier majors including Goldcorp, Newmont and Barrick, these seasoned veterans see in Donlin Gold what our Chairman Thomas Kaplan and top shareholders see, a rare opportunity to be part of the development of a truly unique and company-making gold asset in an era defined by asset scarcity.  Donlin Gold has all the leverage to a rising gold market that a bull on the metal could ask for, and, critically, it's one of only a handful of large projects located in a safe jurisdiction where you can sleep soundly knowing you will keep the fruits of that leverage. Donlin Gold is vital to the gold industry where reserves are rapidly depleting, grades declining, costs escalating and significant discoveries are rare.

These are the reasons we believe that NOVAGOLD will emerge as one of only a handful of premier, institutional-quality, "must own" gold equities. With approximately 39 million ounces1 of gold in the Measured and Indicated Resource category, Donlin Gold is the world’s largest gold development project. Furthermore, at a time when quality assets are rapidly being redefined by where in the world they are located, Donlin Gold is situated in Alaska, one of the safest jurisdictions and the second largest gold producing state in the U.S. after Nevada. With resource nationalism becoming a prominent concern for mining companies and their investors, we are fortunate to be in the United States.

1 Measured and indicated resources of 0.63 million ounces and 38.38 million ounces respectively (541 million tonnes at an average grade of approximately 2.2 grams per tonne) are inclusive of 0.57 million ounces proven and 33.28 million ounces probable reserves (504.8 million tonnes at an average grade of approximately 2.09 grams per tonne).
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We project that when Donlin Gold goes into production, assuming no expansion, the annual production rate will be approximately 1,500,000 ounces for the first five years, which, by way of comparison, exceeds Grasberg's or Goldstrike's production rates.  Over its mine life, annual production should average over 1,100,000 ounces of gold. There are only six gold assets in the world that do or are projected to produce a million ounces of gold per year. Ours is one of them, and the only one undeveloped in North America. Quality is just as important as quantity. With a Measured and Indicated Resource grade of 2.2 grams per tonne, Donlin Gold is blessed with exceptionally high grade for a large open-pit deposit. While we applaud, and root for, all good gold projects, the truth is that the operations and economics of a mine can be much more forgiving at 2.2 grams per tonne than at the industry average of one gram or less per tonne.

Staying power is just as important as size. As currently envisioned, Donlin Gold has a 27-year mine life. That estimate is based merely on current reserves and does not take into account Inferred Resources or the deposit's excellent potential to grow. Moreover, of even greater significance, the existing reserves and resources are situated in a three-kilometer section of an area of known mineralization that extends for at least eight kilometers. Donlin Gold would be a core asset in any gold mining company, generating returns for decades to come.

Today, big capital-intensive projects are being carefully scrutinized. Some of the reasons are perfectly legitimate and there have been too many capital cost blow-outs to ignore the issue. However, we believe that capital cost cannot be considered in isolation. There is a supply and demand disequilibrium in gold and today’s operating mines cannot fill the gap.  Therefore, gold prices are likely to continue to rise. Indeed, we believe that this is one of a number of anecdotal indicators that the bear market for such assets is in the final capitulation (or winter) phase, and that those who are currently advocating that the industry hunker down will be swinging back to a mantra of "More production, now!" The stocks with the highest multiples will be those with high quality growth in safe jurisdictions. Viewed through that prism, Donlin Gold is an obvious "go to" asset.

The plan to sell our 50% interest in the Galore Creek copper-gold-silver project is part of NOVAGOLD’s strategy of positioning the Company as a pure play on Donlin Gold. In a perfect world, we would keep Galore Creek and take it all the way through the value chain. It's a superb asset: it's huge; the copper grades are strong, with a significant gold kicker; and the resource is growing, with considerable exploration upside.  Galore Creek is expected to be the largest low-cost producer in Canada, one of the few safe jurisdictions left for copper miners, a significant consideration when one sees the challenges miners are facing in the Congo, Indonesia, Argentina, Mongolia, Peru, Chile and other significant copper producing countries. Even so, there is only so much a company like ours can do and, much as we would be happy to keep our share of Galore Creek, we concluded that we should seek to monetize the asset value for our future equity component in Donlin Gold. We believe it will pay to be patient. It’s important to remember that when we embarked on the sales process, NOVAGOLD's balance sheet was thin. Now with approximately $300 million in the treasury, our ability to be patient in maximizing Galore Creek's value has been dramatically enhanced. Nonetheless, given our commitment to Donlin Gold, we continue to work to sell our share of Galore Creek, but will do so only if the right offer is made. On the other hand, if all offers are, in our view, inadequate, we will continue to enhance its value through exploration and engineering studies on a reduced budget and evaluate further opportunities when market conditions improve.

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As a result of much hard work and cooperative effort between the State of Alaska and the Company, NOVAGOLD completed the transfer of AGC to BSNC.  The transfer included the Rock Creek mine and other properties in and around Nome, Alaska, and marked another step in NOVAGOLD’s transition into a pure gold play focused on the Donlin Gold project. NOVAGOLD has been indemnified by BSNC with respect to Rock Creek and all other AGC properties that were transferred.

With the reorganization complete, NOVAGOLD has become a much simpler company focused on the development of Donlin Gold, a pure-gold, high-quality asset located in a stable and safe jurisdiction with a much smaller but experienced team in place to achieve these objectives. As such, our 2013 budget of $41 million represents a 68% reduction in expenditures compared to 2012. Further details on the budget are provided in the 2013 Outlook section below.

Although the last year was exceptionally productive and NOVAGOLD met all of its corporate objectives, our accomplishments were not reflected in our share price. While it is true that the market has been difficult for the majority of the mining sector, we were hit by an additional factor: the comments made by Barrick in its second quarter report.

Some investors interpreted Barrick's second quarter 2012 release, which stated that Donlin Gold did not currently meet their investment criteria and that they would not make a decision to construct the project at this time, to mean that the project was cancelled, shelved or delayed. None of these things are true. Far from it.  Permitting commenced on schedule, and Donlin Gold LLC is doing its job, advancing the project up the value chain at exactly the same pace as was envisioned when the updated FS was completed. Permitting is a 3-4 year process and is one of the lowest-cost phases in the development cycle. A rising gold price during the permitting period, as well as a premium valuation for scarce assets in safe places, will only accentuate the value of Donlin Gold and NOVAGOLD’s market value. With Donlin Gold's undiscounted net present value (NPV) of US$19 billion at US$2,000 gold, we feel very confident that NOVAGOLD's share price will benefit as confidence increases in the likelihood of this extraordinary project being built and that, as we saw in 2010, NOVAGOLD will outperform its peers.

In conclusion, I cannot stress enough how excited we are with the progress we have made over the last year in setting the stage for a smooth permitting process and ultimately the development of Donlin Gold. We are very grateful to our shareholders and stakeholders for their tremendous support and trust. We thank our Board of Directors for their shareholder-friendly and value-focused vision. The progress we have made would not have been possible without the project teams’ hard work, dedication and expertise in the excellent management of our quality assets; the Governments and Native Corporations of the jurisdictions where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our transitioning and new employees who have helped us deliver on our objectives of completing the reorganization, enter into permitting at Donlin Gold, and lay the foundation for maximizing the value of our assets for the benefit of our stakeholders.

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Results of Operations
in thousands of Canadian dollars, except for per share amounts
	Year ended November 30, 2012 $	Year ended November 30, 2011 $
Expenses (1)	24,126	21,112
Share-based payments	19,045	8,878
Finance costs, net	14,061	13,520
Foreign exchange gain	11,376	9,322
Gain on embedded derivative	39,955	29,761
Gain on derivative	36,901	30,322
Income (loss) for the period	67,641	(57,452)
Income (loss) per share
- Basic	0.25	(0.24)
- Diluted	0.09	(0.24)
Cash and cash equivalents	253,037	60,572
Total assets	655,626	519,730
Total liabilities	179,583	299,585

(1) General and administrative, salaries and severance, professional fees, and corporate and development.

Financial Results

For the year ended November 30, 2012, the Company reported net income of $67.6 million (or $0.25 per share, basic, and $0.09 per share, diluted) compared to a net loss of $57.5 million (or $0.24 per share, basic and diluted) for the corresponding year ended in 2011. The increase in income was primarily due to:  non-cash gains recognized on (1) the spin-out of NovaCopper Inc. to our shareholders during the second quarter; (2) the reduction in the embedded derivative liability related to our convertible notes; and (3) the reduction in the derivative liability related to the Company’s U.S. dollar denominated warrants; and a decrease in operating losses. The reduction in the embedded derivative liability and derivative liability resulted from the decrease in the Company’s share price.

The Operating loss for 2012 decreased by $99.7 million, primarily due to lower charges related to Rock Creek (sold in the fourth quarter of 2012), lower project costs at Donlin Gold and Galore Creek, partially offset by higher administrative costs due to the corporate reorganization.

In 2012, Donlin Gold incurred US$33.6 million in costs compared to a budget of US$37.2 million. The Company’s 50% share was US$16.8 million in preparation for and the commencement of the permitting application process and community development.

In 2012, Galore Creek incurred $33.2 million in costs compared to a budget of $35.4 million. The Company’s 50% share was $16.6 million primarily related to approximately 27,000 meters of resource infill, exploration and geotechnical drilling, as well as engineering studies and site care and maintenance costs.

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At Rock Creek, a total of $21.3 million was spent in 2012 compared to a budget of $30.0 million to complete the Phase 1 closure plan. On November 1 2012, NOVAGOLD sold AGC, which owns the Rock Creek property in and around Nome to BSNC for US$1.0 million in cash and US$5.0 million in notes receivable over five years. BSNC has assumed full responsibility and liability for the remainder of the Rock Creek reclamation activities as requested by Federal and State regulatory authorities.

Liquidity and Capital Resources

As at November 30, 2012, the Company had $253.0 million in cash and cash equivalents compared to $60.6 million at November 30, 2011. The increase in cash is primarily related to the receipt of $316.4 million in net proceeds from an equity financing in February 2012 and $5.8 million from the exercise of warrants, partially offset by $88.4 million used in operating activities during the year and $40.4 million used to fund the spin-out of NovaCopper.

Cash used in operating activities increased by $12.2 million to $88.4 million in 2012 compared to $76.2 million in 2011. The increase resulted from $21.3 million used for the Phase 1 closure plan at Rock Creek, partially offset by lower expenses at the UKMP property and Ambler district due to the spin-out of NovaCopper in April 2012. The Company used $18.5 million and $16.3 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in 2012, compared to $22.0 million and $14.1 million cash funding in 2011.

2013 Outlook

Last year was an extremely productive year for NOVAGOLD. Moving into 2013, the expected expenditures have reduced significantly; our total budget is $41 million, which includes $15 million in G&A and $3 million in interest on the convertible notes (assuming full repayment of the notes totaling $95 million on May 1, 2013).

The Donlin Gold LLC approved budget for 2013 is US$30 million of which the Company’s 50% share is approximately US$15 million for permitting, engineering, environmental, community development and G&A. During 2013, Donlin Gold intends to advance the permitting process through public scoping, completion of the Preliminary Draft Environmental Impact Statement (PDEIS), and receipt of comments from the Federal and State agencies on the PDEIS in preparation for issuance of the draft EIS in 2014.  In addition, Donlin Gold LLC will continue to optimize the project and evaluate third party owner-operator agreements to reduce the up-front project capital costs. Sharing upfront costs with third party operators and further optimizing project design and layout are avenues that can significantly reduce initial costs. As the anticipated operating margins of the project are already robust, the emphasis on reducing up-front capital costs could potentially have a significant impact on project returns.

Galore Creek’s approved project budget for 2013 is $16 million of which the Company’s 50% share is approximately $8 million. Our program in 2013 includes, updating the resource model with the latest 2012 drill results; follow-up on positive drill results and test additional targets with approximately 10,000 meters of planned drilling; and potentially increase resources. In addition, NOVAGOLD will continue to evaluate opportunities to monetize the value of Galore Creek.

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Conference Call & Webcast Details

NOVAGOLD will host a conference call and webcast today, February 12, 2013 at 8:00 am PST (11:00 am EST). The webcast and conference call-in details are provided below.

Webcast:	www.NOVAGOLD.com
North American callers:	1-866-202-1971
International callers:	1-617-213-8842
Participant Passcode:	67506795

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 14713098. For a transcript of the call please email info@NOVAGOLD.com.

Filing of Annual Information Form

NOVAGOLD today filed its Annual Information Form (AIF) and its Form 40-F for the year ended November 30, 2012. The AIF is available on the Company’s website at www.NOVAGOLD.com and on SEDAR at www.SEDAR.com. The Form 40-F is available on EDGAR at www.sec.gov. Shareholders may also receive a hard copy of the Company’s complete consolidated financial statements free of charge by sending a request to info@NOVAGOLD.com or calling 1-866-669-6227.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces2 of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Please note: As part of the rebranding, NOVAGOLD has converted its primary domain to .com from .net, therefore, our website can now be accessed at www.NOVAGOLD.com and all email formats within NOVAGOLD are now firstname.lastname@NOVAGOLD.com. Please update your contacts accordingly.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC.  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

2 Measured and indicated resources of 0.63 million ounces and 38.38 million ounces respectively (541 million tonnes at an average grade of approximately 2.2 grams per tonne) are inclusive of 0.57 million ounces proven and 33.28 million ounces probable reserves (504.8 million tonnes at an average grade of approximately 2.09 grams per tonne).

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NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by NOVAGOLD in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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